SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

EXCEL TECHNOLOGY, INC.

(Name of Subject Company)

EXCEL TECHNOLOGY, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

30067T103

(CUSIP Number of Class of Securities)

Daniel J. Lyne, Esq.

Secretary

Excel Technology, Inc.

c/o GSI Group Inc.

125 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 266-5700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person (s) Filing Statement)

With a copy to:

Kent A. Coit, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 23, 2008, as amended and supplemented by Amendment No. 1 (“Amendment No 1”) filed on July 29, 2008, Amendment No. 2 filed on August 7, 2008 (“Amendment No. 2”), Amendment No. 3 filed on August 8, 2008 (“Amendment No. 3”) and Amendment No. 4 filed on August 20, 2008 (“Amendment No. 4”) (as previously so amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 14D-9”), by Excel Technology, Inc., a Delaware corporation (“Excel”). The Schedule 14D-9 relates to the offer by Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of GSI Group, Inc., a Delaware corporation (“GSI”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Excel, at a price of $32.00 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions specified in the Offer to Purchase dated July 23, 2008, and in the related Letter of Transmittal, which were annexed to and filed as Exhibits (A)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by GSI with the Securities and Exchange Commission on July 23, 2008.

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 14D-9. The information set forth in the Schedule 14D-9 is incorporated by reference in this Amendment No. 5. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add the following paragraph at the end thereof:

“Expiration of Subsequent Offering Period; Completion of Offer.

“On August 27, 2008, GSI issued a press release announcing that, as of the expiration of the subsequent offering period at 5:00 p.m., New York City time, on Tuesday, August 26, 2008, a total of approximately 10,115,199 Shares were validly tendered during the initial offering period and subsequent offering period, representing approximately 92.78% of the Shares outstanding, and that Purchaser has accepted for payment all Shares validly tendered in the Offer (including in the subsequent offering period). GSI has advised the Company that payment for such Shares will be made promptly in accordance with the terms of the Offer.

GSI has further advised the Company that, in accordance with the Merger Agreement, Purchaser will be merged with and into the Company through a short-form merger without prior notice to, or any action by, any other Company stockholder. As a result of the Merger, each outstanding Share that was not validly tendered in the Offer, including in the subsequent offering period (other than Shares held by stockholders who have properly demanded appraisal rights under the DGCL), shall, by virtue of the Merger, and without action on the part of the holder thereof, be converted into the right to receive an amount in cash equal to the Offer Price, that is $32.00 per Share, without interest thereon and less any required withholding taxes, upon surrender of the certificate representing such Share, and the Company shall become a wholly owned indirect subsidiary of GSI.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCEL TECHNOLOGY, INC.

By:	/s/ Daniel J. Lyne
Name: Title:	Daniel J. Lyne Secretary

Dated: August 27, 2008